Exhibit (a)(1)(B)

FORM OF E-MAIL ANNOUNCEMENT OF OFFER TO EXCHANGE

Dear Stock Option Holders,

I am pleased to inform you that our shareholders have approved a program to implement the modification of your current stock options. Stock options constitute a key component of our employees’ compensation. We believe that they reward performance, encourage you to continue your service with us, and help align your interests with our shareholders.

Unfortunately, our company’s stock price – like those of many other public companies – has declined recently because of a decline in general economic conditions. As a result, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. These are known as “underwater” stock options. This Offer to Exchange would give our eligible U.S. based employees of Cutera, Inc. an opportunity to exchange certain of their underwater stock options (“Eligible Options”) for a lesser number of New Options that would be granted with lower exercise prices. The number of New Options is determined by using exchange ratios designed to result in the New Options having a fair value of approximately equal to the underwater stock options that are being surrendered.

We have launched an “Offer to Exchange Certain Outstanding Options” for New Options (referred to as the “Offer to Exchange” or the “Offer”) for eligible U.S. based employees of Cutera, Inc. We encourage you to read the information about the Option Exchange Program provided in the Tender Offer documents filed with the SEC today at www.sec.gov, which includes several Frequently Asked Questions (“FAQs”) in Exhibit (a)(1)(A). Rajesh Madan and Abbey Bautista will hold an informational meeting tomorrow (June 9, 2009, at 10.00 a.m. PST) in the Cutera Training Conference Room to provide you an overview and answer any questions that you may have. For those employees who are offsite, a conference call in number will be provided.

The Election Form to participate in the Offer, which contains your specific number of Eligible Options that you may exchange for a lesser number of New Options, the detailed instructions for completing the Election Form, and the terms of the election, will be sent directly to you by Abbey Bautista under separate cover. Please read and carefully consider all of this information. You will have until July 6, 2009 at 9:00 pm PST to make your elections and fax (415-715-3563) or hand deliver the Election Form to Abbey Bautista.

Kevin Connors,

President and CEO, Cutera, Inc.